OMB APPROVAL
OMB Number: 3235-0145
Expires: December 31, 2005
Estimated average burden hours per response...11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

BIOSANTE PHARMACEUTICALS, INC.

(Name of Issuer)

COMMON STOCK, $0.0001 PAR VALUE

(Title of Class of Securities)

09065 V 20 3

(Cusip Number)

DECEMBER 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☒ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 09065 V 20 3

1.	Name of Reporting Person: Ross Mangano		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group: (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 1,721,501 (see Item 4)

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 1,721,501 (see Item 4)

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,721,501 (see Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 20.1%

12.	Type of Reporting Person: (See Instructions) IN

13G
CUSIP No. 09065 V 20 3

1.	Name of Reporting Person: JO & CO		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group: (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 1,396,004 (see Item 4)

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 1,396,004 (see Item 4)

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,721,501 (see Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 20.1%

12.	Type of Reporting Person: (See Instructions) CO

13G

Item 1.
	(a)	Name of Issuer:
BIOSANTE PHARMACEUTICALS, INC.
	(b)	Address of Issuer's Principal Executive Offices:
111 Barkley Blvd., Lincolnshire, IL 60069

Item 2.
	(a)	Name of Person Filing:
Ross Mangano and JO & CO
	(b)	Address of Principal Business Office or, if none, Residence:
112 W. Jefferson Blvd., Suite 613 South Bend, IN 46634
	(c)	Citizenship:
Mangano: USA; JO & CO: an Indiana Corp
	(d)	Title of Class of Securities:
BIOSANTE PHARMACEUTICALS, INC. COMMON STOCK $0.0001 PAR VALUE
	(e)	CUSIP Number:
09065 V 20 3

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

13G

Item 4.	Ownership.
(a) Amount beneficially owned:
(see attached statement of beneficial ownership)
(b) Percent of class:
(see attached statement of percentage of class)%
(c) Number of shares as to which Mangano has:
(i) Sole power to vote or to direct the vote:
1,721,501
(ii) Shared power to vote or to direct the vote:
0
(iii) Sole power to dispose or to direct the disposition of:
1,721,501
(iv) Shared power to dispose or to direct the disposition of:
0

(d) see attached statement of ownership of JO & CO
Instruction: For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).
Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Instruction: Dissolution of a group requires a response to this item.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

NOT APPLICABLE

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

NOT APPLICABLE

Item 8.	Identification and Classification of Members of the Group.

NOT APPLICABLE

Item 9.	Notice of Dissolution of Group.

NOT APPLICABLE

13G

Item 10.	Certification.

NOT APPLICABLE

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	02/13/03

Company Name(s):

JO & CO

By:	/s/ Ross Mangano
Name:	Ross Mangano
Title:	President

(Individually)

/s/ Ross Mangano
Name:	Ross Mangano
Title:	as an individual

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

ATTACHMENT TO
SCHEDULE 13G

BIOSANTE PHARMACEUTICALS, INC.
COMMON STOCK, $0,001 PAR VALUE
CUSIP NO.: 09065 V 20 3
EVENT DATE: DECEMBER 31, 2002
FILER: ROSS MANGANO

Item 4.	Ownership:

	(a)	Mr. Mangano’s beneficial ownership includes (1) 375,000 shares of common stock issuable upon exercise of a warrant and 1,021,004 shares of common stock held by JO & CO; (2) 10,000 shares of common stock issuable upon exercise of stock options held by Mr. Mangano; (3) 15,500 shares of common stock held by Mr. Mangano; and (4) an aggregate of 199,999 shares of common stock and an aggregate of 99,998 shares of common stock issuable upon exercise of warrants held in various accounts of which Mr. Mangano is an advisor and/or trustee. Mr. Mangano has sole dispositive power over these shares. Mr. Mangano is the president of JO & CO.

JO & CO’s beneficial ownership includes 375,000 shares of common stock issuable upon exercise of a warrant and 1,021,004 shares of common stock held by JO & CO.

	(b)	Percent of class: Ross Mangano: 20.1% and JO & CO 16.3%. The foregoing percentages are calculated on the 8,571,458 shares of common stock reported to be outstanding by BioSante on its most recently filed quarterly report on 1—QSB for the quarter ended September 30, 2002